Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com
Group Secretariat

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

5th November 2002

02060304

02 NOV 13 AM 10: 34

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press release issued on 5th November 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dlw 12/19

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton Bermuda
www.jardines.com

Press Release

To: Business Editor

For immediate release

Basis for Acceptance of Excess Shares in Cycle & Carriage Partial Offer

5th November 2002 – Jardine Strategic Holdings Limited today announced the basis used in computing the acceptance of excess shares in the voluntary conditional cash partial offer ("Partial Offer") for Cycle & Carriage Limited ("C&C") which closed at 3.30 p.m. on 1st November 2002 (the "Closing Date").

As at 3.30 p.m. on the Closing Date, Jardine Strategic had received valid acceptances in respect of 111,312,540 C&C shares, representing approximately 46.09 per cent. of the issued share capital of C&C as at 18th October 2002. Such acceptances were in respect of 43,066,292 relevant percentage offer shares and 68,246,248 excess shares.

Under the terms of the Partial Offer, Jardine Strategic will acquire 50,664,760 C&C shares, and each accepting C&C shareholder's valid acceptance of relevant percentage offer shares is not subject to scale down. Accordingly, 7,598,468 excess shares will be acquired by Jardine Strategic, out of a total of 68,246,248 excess shares validly tendered, on the basis of approximately 11.13 per cent. of the excess shares validly tendered by each C&C shareholder. To the extent reasonably practicable, the balance shareholding of each shareholder who has validly tendered excess shares and hence has been scaled down is rounded to the nearest 50 shares, being the size of the board lot traded on the special temporary trading counter. Furthermore, if a shareholder had validly accepted and tendered for acceptance under the Partial Offer in respect of all his shareholding, but would otherwise have a balance shareholding of fewer than 50 C&C shares as a result of the scale down, Jardine Strategic will also acquire these odd-lot shares under the Partial Offer.

A special temporary trading counter will be open from 5th November 2002 to 4th December 2002 (both dates inclusive) for the trading of board lots of 50 C&C shares each.

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Consideration will be despatched to accepting C&C shareholders by ordinary post as soon as practicable, in any event by 22nd November 2002. Accepting C&C shareholders will be notified by The Central Depository (Pte) Limited and/or M & C Services Private Limited (as the case may be) on or about 8th November 2002 of the number of shares which has been acquired by Jardine Strategic. Accordingly, for depositors, the non-accepted excess shares will be transferred to the free balance of the relevant shareholders' securities accounts and such shareholders will be free to trade such excess shares. For non-depositors, balance share certificates will be despatched to accepting shareholders by ordinary post at the risk of the accepting shareholders.

Jardine Strategic is a holding company which takes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Jardine Matheson Group. Its principal attributable interests are in Jardine Matheson (51 per cent.), Dairy Farm (69 per cent.), Hongkong Land (41 per cent.), Mandarin Oriental (71 per cent.) and C&C (50 per cent.).

- end -

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Nick Bradbury (852) 2501 7910
Daphne Liew (65) 6551 5421

This and other Group announcements can be accessed through the Internet at "www.jardines.com".

The full announcement of the basis of acceptance of excess shares for the Partial Offer is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

The directors of Jardine Strategic Holdings Limited (the "Directors")(including any who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this press release are fair and accurate and that no material facts have been omitted from this press release, and they jointly and severally accept responsibility accordingly.

Where information (including, without limitation, information in relation to the C&C group) has been extracted from published or otherwise publicly available sources or obtained from C&C, the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from these sources. The Directors (including those who may have delegated detailed supervision of this press release) jointly and severally accept responsibility accordingly.